Confidential Treatment Request Pursuant to 17 CFR § 200.83 and the Freedom of Information Act

December 27, 2010

FOIA CONFIDENTIAL TREATMENT REQUEST

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C.  20549-4631

Attn:    Mr. Rufus Decker
            Accounting Branch Chief

Re:      International Lease Finance Corporation

Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 1-31616

Ladies and Gentlemen:

This letter is submitted by International Lease Finance Corporation, a California corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter delivered to the Company on December 15, 2010.  The Staff’s comments related to (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”), (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (the “March 10-Q”), (iii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (the “June 10-Q”) and (iv) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (the “September 10-Q”).

For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter and we have repeated in italics each of the Staff’s comments prior to each response.

10250 Constellation Blvd., Suite 3400, Los Angeles, CA 90067 (310) 788-1999 Fax: (310) 788-1990

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010

ILFC CTR 001 — Page 2

Form 10-K for the Year Ended December 31, 2009

General

1.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

The Company respectfully advises the Staff that, where a comment from the Staff requests additional disclosures or other revisions to be made, the Company will include revised or additional disclosure in its future filings with the SEC as indicated in its responses below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Flight Equipment, page 34

2.   We have read your response to prior comment three and have the following additional comments.

•    Your response indicates that the Company employs a process of assessing aircraft for impairment consisting of the elimination of aircraft from the assessment based on aircraft carrying values exceeding amounts of limited undiscounted cash flow information and residual values based on discounted cash flow information available from third party sources.  Those aircraft that fail this initial assessment are assessed using full undiscounted cash flows.  Please expand your disclosures to provide a more detailed discussion of this assessment, including a discussion of whether you employ a materiality test in determining which aircraft fail your initial assessment.  That is, if the carrying values exceeded amounts of limited undiscounted cash flow information and residual values by only $1, do you conclude that these aircraft pass your initial assessment?  If so, please discuss the risks that are apparently inherent in this methodology.

•    As previously requested, to the extent that any of your aircraft have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures related to those assets or asset groups:

¤    The percentage by which the undiscounted cash flows exceed the carrying value;

¤    A more robust description of the assumptions that drive the undiscounted cash flows;

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010

ILFC CTR 001 — Page 3

¤    A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

¤    A more robust discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please show us in your supplemental response what the revisions will look like.

The Company notes the Staff’s comment and advises the Staff that it will revise its future disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) under Critical Accounting Policies and Estimates for Flight Equipment to read as follows (new language has been underlined for emphasis):

“Impairment charges related to aircraft held for use and remaining in our leased fleet are recorded in Selling, General and Administrative expenses or, if material, separately presented on our Consolidated Statement of Income. Impairment charges related to aircraft to be disposed or planned to be disposed are recorded in Flight Equipment marketing representing the realization of residual values of aircraft.

Management evaluates quarterly the need to perform a recoverability assessment considering the requirements under GAAP, and performs a recoverability assessment of all aircraft in our fleet at least annually. An assessment is performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Events or changes in circumstances considered include changes in contracted lease terms, aircraft being re-leased, aircraft not being subject to a lease, changes in portfolio strategies and changes in demand for a particular aircraft type. Further, we may perform a recoverability assessment if changes in economic and market circumstances require us to change our assumptions related to future estimated cash flows. In the assessment, management also considers risk factors affecting the airline industry, as disclosed in Item 1A. Risk Factors - Overall Airline Industry Risk.  Recoverability of assets is determined at an individual aircraft basis and measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.

The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates and terms and estimated residual values, scrap values or sale values as appropriate for each aircraft. Management is very active in the industry and develops the assumptions used in the recoverability analysis based on its knowledge of active lease contracts, current and future expectations of the global demand for a particular aircraft type and historical experience in the aircraft leasing market and aviation industry, as well as information received from

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010

ILFC CTR 001 — Page 4

third party industry sources.  The assumptions of undiscounted cash flows developed are by their very nature subject to change due to (i) changes in contracted lease rates due to restructuring of lease payments and terms of leases and changes in lease term due to early termination and extension of leases; (ii) changes in future lease rates and residual values due to demand for a particular aircraft type caused by risk factors affecting the airline industry; (iii) changes in lease rates and residual values caused by the global economic environment; (iv) changes in the anticipated time period that an aircraft can be economically leased; and (v) the disposal or planned disposal of aircraft in the fleet.  In the event that an aircraft does not meet the recoverability assessment, the aircraft will be recorded at fair value in accordance with our Fair Value Policy resulting in an impairment charge.  Our Fair Value Policy is described below under Fair Value Measurements.”

When determining recoverability of assets in accordance with GAAP management does not consider materiality.  We only record an impairment charge for an individual aircraft if the carrying value of the aircraft is less than its estimated future undiscounted cash flows. In our annual assessment, however, we identify aircraft in our fleet that are most susceptible to impairment – those aircraft that management considers to have estimated future undiscounted cash flows that are sufficiently close to their carrying value, but not less than their carrying value, to warrant closer evaluation. Those aircraft identified are evaluated quarterly, even when there has been no event or change in circumstances related to those aircraft. These aircraft are typically older aircraft that are less in demand and have lower lease rates and, as such, the recoverability of these aircraft is more sensitive to changes in assumptions of undiscounted cash flows.

As of December 31, 20XX, we had identified XX aircraft that were most susceptible to failing the recoverability assessment.  Of the XX aircraft identified, XX aircraft did not pass the full undiscounted recoverability assessment and a corresponding impairment of $XX was recognized in the year ended December 31, 20XX. The remaining XX aircraft passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between X% and XXX%, which represents XX% excess above the net carrying value of those aircraft.  These aircraft had a net book value of approximately $XX at December 31, 20XX. Management believes that the carrying value of these aircraft is supported by the estimated future undiscounted cash flows expected to be generated by each aircraft.”

The Company also refers the Staff to page 37 of its most recent Form 10-Q where the Company discloses in MD&A – Overview – Our fleet the following circumstance that impacted future projected cash flows during the period:

“As of September 30, 2010, ILFC had 13 passenger configured Boeing 747-400’s and 12 Airbus A321-100’s in its fleet. Management’s estimate of the future lease rates for these aircraft types declined significantly during the three months ended September 30, 2010. The decline in expected lease rates for the 747-400’s was due

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010

ILFC CTR 001 — Page 5

to a number of unfavorable trends, including lower overall demand, as airlines replace their 747-400’s with more efficient newer generation wide-body aircraft. As a result, the current global supply of 747-400 aircraft that are for sale, or idle, has increased. It is expected that these unfavorable trends will persist and that the global supply of 747-400’s that are for sale, or idle, will continue to increase in the future. The decline in A321-100 lease rates is primarily due to continued and accelerated decrease in demand for this aircraft type, which is attributable to its age and limited mission application.

As a result of the decline in expected future lease rates, seven 747-400’s, five A321-100’s, and three other aircraft in our fleet held for use were deemed impaired when we performed our annual recoverability assessment of the entire fleet we held for use during the three months ended September 30, 2010. As a result, we recorded impairment charges aggregating $348.4 million to write these aircraft down to their respective fair values. The lease rates on the remaining six Boeing 747-400’s and seven Airbus A321-100’s supported the current carrying value of these aircraft. See Note D of Notes to Condensed, Consolidated Financial Statements. Fair value of flight equipment is determined using an income approach based on the present value of cash flows from contractual lease agreements, contingent rentals where appropriate, and projected future lease payments, which extend to the end of the aircraft’s economic life in its highest and best use configuration, as well as a disposition value, based on the expectations of market participants. For the nine months ended September 30, 2010, we recorded impairment charges related to 16 aircraft aggregating approximately $356.5 million on our fleet held for use as part of our ongoing recoverability assessments.”

The Company will include similar disclosures in MD&A, as appropriate, under Critical Accounting Policies and Estimates for Flight Equipment in future filings.

Financial Statements

Consolidated Statements of Cash Flows, page 48

3.   We have read your response to prior comment five. As previously requested, please separately address each of the components of restricted cash.  For each component, please tell us the terms of the 1999 and 2004 ECA facilities such that the security deposits, maintenance reserves and rental payments related to the aircraft funded under these agreements are restricted.  Given that these separate accounts all appear to relate to lender based restrictions, it still remains unclear how you determined that changes in restricted cash should be classified as investing activities instead of financing activities. Specifically address the fact that you disclose that segregated rental payments will be used to pay principal and interest on the outside facilities.  Tell us the total cash inflows,

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010

ILFC CTR 001 — Page 6

outflows and nature of the outflows, related to each component for each period presented.  Clarify why there is no apparent activity in 2008 and 2007.

The Company respectfully advises the Staff that the 1999 and 2004 ECA facilities require the Company to segregate its security deposits, overhaul rentals received, net of overhaul reimbursements, and rental payments into segregated accounts when the Company’s long-term debt ratings are reduced below a certain level, as defined in each ECA facility agreement.  When the long-term debt rating falls below a certain level, it is referred to as “triggering event” under the facilities.  The Company has included the following disclosure in its most recent 10-K and 10-Q reports when discussing its ECA facilities:

“Under the terms of our 1999 and 2004 ECA facilities, our current long-term debt ratings impose the following restrictions: …(ii) we must segregate all security deposits, maintenance reserves, and rental payments received under the leases of the aircraft financed under the 1999 and 2004 ECA facilities into separate accounts controlled by the security trustees (segregated rental payments will be used to pay principal and interest on the outstanding debt)….”

In response to the Staff’s comment, the cash restricted for use in the Company’s business under its ECA facilities is comprised of the following:

Security deposits – when a lessee pays a security deposit that is deposited into the Company’s general cash account, which is later transferred into a restricted account (from which the Company can make disbursements only at the end of the lease term in accordance with the lease), the Company reflects a financing cash inflow under “Customer deposits” and an investing cash outflow under “Restricted Cash.” When the security deposit is returned to the lessee at the end of the lease, the Company reflects an investing inflow under “Restricted Cash” and a financing outflow under “Customer deposits.” If the security deposit is not returned, the Company discloses a non-cash financing activity and an investing inflow under “Restricted Cash.”  The Company believes it is appropriate to include the restricted cash under investing activities because, although the Company is restricted in the way it may use the restricted cash, the lender never has any legal right of offset between the security deposit balances and the ECA facility.  Total security deposits received from lessees aggregated $125.5 million and total reimbursements paid to lessees aggregated $19.7 million for the year ended December 31, 2009.

Overhaul Rentals and disbursements – when a lessee pays Overhaul Rentals that are deposited into a restricted account (from which the Company can only make disbursements for proper maintenance reimbursements), the Company reflects an investing cash outflow under “Restricted Cash,” and the change in the overhaul reserves as a financing cash inflow under “Customer deposits” with the net balance reflected in net income in operating activities. When reimbursements for maintenance are made to the lessee, the Company reflects an investing inflow under “Restricted Cash” and a financing outflow under “Customer deposits.”  At the end of the lease remaining Overhaul Rentals

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 7

are disbursed by the trustee of the ECA to the Company, at which time the Company reflects an investing inflow under “Restricted Cash.” The Company believes it is appropriate to include the restricted cash under investing activities because, although the Company is restricted in the way it may use the restricted cash, the lender never has any legal right of offset between the overhaul balances and the ECA facility.  Total Overhaul Rentals received from lessees aggregated $236.4 million, total reimbursements to lessees aggregated $20.2 million, and total disbursements to the Company at the termination of leases aggregated $38.5 million for the year ended December 31, 2009.

Rental payments – when a lessee makes rental payments that are deposited into a restricted account (from which the Company needs written consent from the security trustees of the ECAs to make disbursements other than for payments of outstanding amounts under the ECA facilities), the Company reflects an operating cash inflow as lease revenue and an investing cash outflow under “Restricted cash.” When principal and interest are paid on the loans guaranteed by the ECAs, the Company reflects a financing cash outflow under “Payments in reduction of debt financing” and an investing activity inflow under “Restricted cash.”  The Company believes it is appropriate to include the restricted cash under investing activities because, although the Company is restricted in the way it may use the restricted cash, the lender never has any legal right of offset between the security deposit balances and the ECA facility.  Total rental payments received from lessees aggregated $106.0 million and total principal and interest payments made under the ECA facilities from the account aggregated $74.3 million for the year ended December 31, 2009.

The Company advises the Staff that the first trigger event under both its 1999 and 2004 ECA facilities, which required the Company to start segregating security deposits and net maintenance reserves, occurred during the three months ended March 31, 2009. A second trigger event occurred in August 2009 and required the Company to begin segregating rental payments on the leases related to the aircraft financed under the 2004 facility. Because the first trigger event did not occur until January 2009, the Company was not required to segregate its security deposits, maintenance reserves or rental payments prior to that date, and as a result, the Company had no restricted cash in 2007 and 2008.

4.            We have read your response to prior comment six. You indicated that you acquired aircraft new from the manufacturers who delivered these aircraft directly to your customers (i.e., the lessees).  Please revise your caption “Acquisition of flight equipment under operating leases” to clearly convey to readers, if true, that you acquired new aircraft for which any related operating leases had not yet commenced.

The Company notes the Staff’s comment and respectfully advises the staff that the Company has chosen the caption “Acquisition of Flight Equipment under operating leases” to conform to the caption “Flight equipment under operating leases” presented on its balance sheet. In response to the Staff’s comment the Company will revise the caption to read “Acquisition of Flight Equipment” in its future filings.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 8

The Company further advises the Staff that it has never purchased an aircraft with a lease attached that included overhauls and the Company has therefore to date not addressed the classification of overhaul cash transfers in its accounting policy.  In the event that the Company enters into such a transaction in the future, it will establish an accounting policy considering such classification.

5.            We have read your response to prior comment seven and have the following additional comments.

•                Please revise your caption, “Customer deposits” to provide readers with a better understanding of the nature of these cash flows.  Revise your balance sheet caption accordingly; and

•                You indicate that changes to your overhaul reserves are reflected in Schedule II on page 86 of your 2009 10-K.  Footnote (a) on page 86 indicates that deductions include reimbursements to lessees for overhauls performed and amounts transferred to buyers for aircraft sold.  For each period presented, please quantify for use the amounts transferred to buyers and clarify how you reflect the amounts transferred within your statement of cash flows.  Please cite the accounting literature used to support for such classification.

The Company notes the Staff’s comment and will revise its caption “Customer deposits” to read “Security deposits, overhaul reserves and other customer deposits” in its future filings.

The Company further advises the Staff that of the amounts charged to the overhaul reserve and presented on Schedule II for the years ended December 31, 2009, 2008 and 2007, $0.8 million, $5.7 million and $7.7 million, respectively, were related to overhauls transferred to third parties as a result of the sale of aircraft. The Company reflects all changes in overhaul reserves as a change in financing activities in its statement of cash flows.

The Company further advises the Staff that it considers an increase in overhaul reserves the equivalent of other borrowings, as the funds are not restricted for use in the Company’s operations for the period the Company holds the funds.  Similarly, the Company considers reimbursements for overhauls, including the transfer of overhaul receipt to buyers of aircraft, repayment of such other borrowings. Therefore, it classifies the changes in the overhaul reserves as financing activities in accordance with ASC 230-10-45 which includes other borrowing activities as financing activities.

6.            We have read your response to prior comment eight. Please tell us what your “non-cash transfer of deposits” represents.  Please tell us why these non-cash deposits are recorded as additions to flight equipment.

The Company notes the Staff’s comment and respectfully advises the Staff that the non-cash transfers represent payments made to manufacturers during the construction of the

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 9

aircraft.  The Company capitalizes those deposits, which are part of the purchase price, at the time of delivery of the aircraft.  The Company reflects the cash as investing outflows in the caption “Payments for deposits and progress payment” at the time the cash is paid to the manufacturers.  As those amounts are capitalized, the Company removes those amounts from the statement of cash flows by adjusting investing inflows in the caption “Payments for deposits and progress payments” and investing outflows in the caption “Acquisition of fight equipment.”  The Company discloses the transfer of the deposits and progress payments to Flight equipment under operating leases as a non-cash reconciling item to its cash flow statement to help its investors reconcile the total change in the caption “Deposits on flight equipment purchases” on the balance sheet.  The Company respectfully refers the staff to page 49 in its Form 10-K for the year ended December 31, 2009, where it reflects the non-cash transfers of deposits for the years presented.

7.            We have read your response to prior comment nine. It still remains unclear how you determined that netting your gains and losses against proceeds from disposal of flight equipment is appropriate.  ASC 230-10-45-28 requires that gains or losses on sale of property, plant and equipment be removed from net income when reconciling net income to net cash provided by or used in operating activities.  As previously required, please identify the authoritative literature that supports reflecting the amortization of interest of income net against the gross collections from finance and sales type leases.  In this regard, we also refer you to ASC 230-10-45-28.

The Company notes the Staff’s comment and respectfully advises the Staff that the Company recognizes that the literature recommends a gross presentation of proceeds from disposal of flight equipment in the Statement of Cash Flows. However, the Company believes a net presentation of proceeds received and any gain or loss realized from the disposal of flight equipment in its statement of cash flows is necessary in the context of its business and maintaining its relationships with business partners. Because the Company may sell a relatively small number of aircraft in a particular accounting period, presentation on a gross basis would disclose critical operational and proprietary information to the Company’s business partners and competitors, including access to information related to the pricing of aircraft, which would be detrimental to the Company’s business, business partners and customers. The counterparties to the Company’s sales transactions are generally its competitors, business partners or customers.

The Company further advises the Staff that it will revise its future filings to reflect as investing inflows collections on finance and sales-type leases gross.  The Company has considered interest received on its finance leases a part of its lease operations and operating income and has reflected such interest as inflows of operating activities.  The Company has read ASC 230-10-45-28 and reviewed other registrants and has noted that it is customary to reflect the full payment of finance leases as inflows of investing activities. The Company has prepared a SAB 99 analysis of the considered errors and has reached the conclusion that the amounts are not material to any period and does not impact any financial covenant of any debt agreement. Further, the Company does not

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 10

believe the disclosure was misleading, as it disclosed the collections were reflected net of interest.

Note B – Summary of Significant Accounting Policies

Lease Revenue, page 53

8.            We have read your response to prior comment 10 and have the following additional comments.

•                Please revise your disclosure to clearly describe your use of notional accounts and your related accounting for these accounts.  Your revised disclosure should be similar to the disclosures provided in your supplemental response.  Please ensure that your revised disclosure separately discusses the apparently different accounting treatment afforded these notional amounts based upon the differing uses you have identified in your response.  Please specifically disclose the accounting literature you used to support each accounting policy; and

•                For each of the uses for these notional accounts that you have utilized, please tell us the actual cash flows and noncash activities related to these notional amounts and how they are reflected in your statement of cash flows for each period presented.

In response to the Staff’s comment, the Company believes no additional amount of disclosure is necessary regarding the use of its notional accounts and related accounting for these accounts because the impact of these accounts are not material to the Company’s financial condition and results of current and future operations.  As noted in the Company’s response to the Staff’s prior comment 10, the reductions in Flight Equipment resulting from the Company’s use of notional accounts decreased from $41.7 million in 2007 to $5.0 million in 2009, which represented a range of 0.1% to 0.01% of Flight equipment.  Similarly, the reductions in Rental revenue resulting from the Company’s use of notional accounts decreased from $*** million in 2007 to $*** million in 2009, which represented a range of ***% to ***% of rental revenues.  Noting the materiality of amounts considered, the Company respectfully advises the Staff that it does not believe additional disclosure is deemed necessary.  In addition, the Company advises the Staff that future reductions in Flight Equipment and Rental revenue will continue to decline as notional accounts are closed. The Company will have no material inflows of funds to its notional accounts, as it is in the process of closing and terminating all notional accounts.

The Company respectfully advises the Staff that the Company does not have different accounting policies for its use of notional accounts.  As stated in its response to the

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 11

Staff’s prior comment 10, the Company relies on the accounting treatment specified in ASC 605-50-45-2 in that “Consideration given by a vendor to a customer is presumed to be a reduction in the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendors income statement.”  The Company respectfully refers the Staff to its previous response where the Company discussed the accounting treatment as a reduction to the price of the aircraft purchased from the manufacturer and a corresponding increase in a receivable when the amounts become contractually available from the vendor.  When amounts are utilized, the receivable account is reduced and the related component of revenue is reduced for the amount utilized.

As stated in the Company’s response to the Staff’s prior comment 10, when amounts in the notional accounts become available, the Company discloses a non-cash activity in the notes to the Company’s Statement of Cash Flows.  The following two notes were included in the Company’s 10-K for the year ending December 31, 2009 (activity relating to notional accounts in 2008 was $220 and was not disclosed due to materiality of the amount):

•                2009: A reduction in certain credits from aircraft and engine manufacturers in the amount of $742 increased the basis of Flight equipment under operating leases and decreased Lease receivables and other assets

•                2007: Certain credits from aircraft and engine manufacturers in the amount of $41,680 reduced the basis of Flight equipment under operating leases and increased Lease receivables and other assets.

When the amounts in the notional account are utilized and the receivable is reduced, the change in Lease receivables and other assets is reflected as an add back in Cash Flows from Operating Activities.  The amounts utilized and reflected as an add back to Cash Flows from Operating Activities in 2007, 2008 and 2009 were $32.3 million, $17.0 million and $5.2 million, respectively.

9.            We have read your response to prior comment 11. You disclose that you recognize overhaul rentals as rental revenue at the same time the overall rentals are received and an expense is booked for any estimated reimbursements to be made to the lessee.  You disclosed that because overhaul rentals are based on future use of the aircraft by the lessee, they meet the definition of a contingent component of the rental paid by the lessee.  We have the following comments in this regard.

•                You indicate that the contingency related to overhaul rental is resolved upon receipt of flight information, in that the amount due under the contract becomes fixed and determinable as the aircraft is operated.  With specific reference to the terms of your leases, please tell us how you determined that all contingencies have been resolved

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 12

given the fact that ultimately a significant portion of your overhaul rentals are refundable to the lessee; and

•                With specific reference to the terms of your leases, please tell us how you determined that these overhaul rentals have been realized and earned.  In this regard, we note your response to prior comment 15 that the Company is not responsible for the performance of maintenance of the aircraft during the lease term.  Since a significant portion of these overhaul rentals are reimbursed to the lessees, please tell us how you determined that a service has been provided related to these overhaul rentals.

The Company respectfully advises the Staff that it recognizes the diversity in practice in the marketplace of the accounting for Overhaul Rentals.  The Company evaluated its overhaul rental accounting policies and practices considering the diversity of opinions as well as ASC 840.  This evaluation required significant judgments and analysis of the related lease contracts as there is no specific interpretive US GAAP guidance that addresses the overhaul rental revenue recognition for aircraft lessors.

The Company applies ASC 840 in considering payments made to it under lease contracts it has with its lessees. The Company believes that the payment of Overhaul Rentals are payments required under the lease for the use of the aircraft by the lessee.  In accounting by a lessor, ASC 840 states that:

“Rent shall be charged to expense by lessees (reported as income by lessors) over the lease term as it becomes payable (receivable). If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis shall be used.  (ASC 840-20-25-1).

The Company recognizes regular fixed rent on the straight line basis. For contingent rentals, revenue is recognized based on actual usage of the aircraft because this is a better representation of the time pattern, from which the benefit is derived.  Data is collected from the lessee based on utilization reports supplied by the airline and therefore it became the best rational basis to use in recording revenue. This position is confirmed by ASC 840-10-25-4 which concluded that “lease payments that depend on a factor directly related to the future use of the leased property, such as machine hours of use ... are contingent rentals” and ASC 840-20-25-2(b) dictates “contingent rentals shall be included in the determination of income as accruable”.

***This is achieved through both the time value of money and a given understanding that the Company would not be required to reimburse all the overhaul rentals received. In

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 13

*** it appeared that under the provisions of ASC 840 (noted above) some rational method was needed to recognize ***. Waiting until the end of the lease to account for this *** appeared to be in direct violation of ASC 840-20-25-1 as it was neither “straight-line” nor “representative of the time pattern in which use benefit from the leased property is diminished”. Therefore, the Company provides a reserve for the future reimbursements based on historical pay-out factors based on the amount of Overhaul Rentals received. The effect on income was to record in income a net amount in each period which represents this ***. (i.e. Overhaul Rentals less provision for future overhaul payments).

The Company has contractual obligations under its lease agreements that arise as a result of overhaul rentals paid. The obligation arises directly as a result of the rental revenue received and earned. History has shown this to be probable and, as such, The Company believes that it is appropriate to provide for that contingency. The amount of the contingency is an estimate and is variable based on a number of factors which limit the reimbursements including the timing of the covered repairs related to the lease term and the cause for the required repair may make the repair ineligible for reimbursement. In any event, the amount of the overhaul rentals earned serves as a cap of the Company’s possible exposure. Future events will dictate the amount of liability when (i) an actual payment is made related to an approved reimbursement request submitted by the lessee or (ii) no further reimbursement will be required due to the expiration of the lease. It is described as a contingency because; the Company may or may not be required to pay amounts under the terms of the lease.

***, the historical data that is evaluated by the Company is considered homogenous for this purpose.  The Company believes that it can reliably estimate the expected overhaul liability at the time that the overhaul rentals are recognized as revenue. Each quarterly period the Company estimates its provision for overhaul reimbursements based on the fixed dollar value of the overhaul rentals received in that period.  As of September 30, 2010, based on its quarterly review, the Company estimated future overhaul reimbursements to approximate ***% of total overhaul rentals receivable over the life of the Company’s leases.  Because the evaluation is performed quarterly based on fixed dollar overhaul rentals, the Company has concluded that “The amount of fees specified in the agreement at the outset of the arrangement is fixed…”

Further, the company evaluates the adequacy of the reserve considering both quantitative and qualitative facts as known at the time including (i) trends in historical payout rates; (ii) recent experience in payout rates; and (iii) forecasted payout rates for upcoming

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 14

returns. Based on the foregoing analysis, the Company has determined that the Overhaul Rentals are realized or realizable and earned when the usage of the aircraft is known and when it reasonably estimates the forecasted lease obligations it has for overhaul reimbursements.

Flight Equipment Marketing, page 53

10.    We have read your response to prior comment 12 and have the following additional comments.

•                 Your disclosure indicates that you market flight equipment both on your behalf and on behalf of independent third parties.  With regard to the flight equipment you market on your behalf, you view the final disposition of aircraft as the culmination of the aircraft ownership cycle.  You further indicate that you believe presenting the net gain or loss attributable to these transactions provides the users of your financial statements with useful information for understanding and evaluating your financial results.  We agree that providing gains and losses attributable to these transactions provides users with useful information.  However, given your current inclusion of these gains and losses within revenues under the caption “flight equipment marketing”, it does not appear that you have transparently presented readers with this useful financial information;

•                 Address the appropriateness of differentiating between losses on aircraft held for sale, aircraft sold or aircraft designated for part-out and aircraft held for use within your condensed consolidated statements of income for the three and nine months ended September 30, 2010. Address the fact that readers of these statements only see a line item within expenses captioned, “Aircraft impairment” which does not appear to convey to readers that (i) these impairments relate only to aircraft held for use and (ii) that you have incurred material losses on aircraft that are held for sale, aircraft sold or aircraft designated for part-out;

•                 Given your belief that selling aircraft is not your primary operation, please tell us why you believe it is appropriate to show the net gain or loss attributable to the sale of flight equipment within revenues instead of as other income or expense.  Refer to Rule 5.03.7 and .9 of Regulation S-X;

•                 Notwithstanding the above bullet, since you are presenting the net gain or loss attributable to the sale of flight equipment within revenues it is unclear how you have complied with Rule 5.03.1 through 5.03.3 of Regulation S-X which requires a gross presentation of revenue and the related cost of revenues separately in the income statement;

•                 You indicate that you may act as an agent or as a principal in your sales activities.  Please tell us what consideration you gave to ASC 605-45-45-1 through 18 in

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 15

determining whether you should record such revenue on a gross or net basis.  Please quantify amounts earned in these circumstances; and

•                 Please reconcile the proceeds from disposal of flight equipment as reflected in your statement of cash flows for the nine months ended September 30, 2010 to the gross proceeds for the nine months ended September 30, 2010 as reflected in your response.

The Company respectfully advises the Staff that it will change the caption on its statement of income in future filings to read “Flight equipment marketing, gain/loss on aircraft sales, and impairments on flight equipment to be disposed of.” Further, the Company refers the Staff to Notes C and D of its most recent Report on Form 10-Q.  Note C, Flight Equipment Marketing contains the following tabular disclosure that details and reconciles the items included in Flight Equipment Marketing:

	Three Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2010
	(Dollars in millions)

Impairment charges on Flight equipment held for sale, aircraft sold or aircraft designated for part-out	$21.6	$425.9
Lease related charges on Flight equipment held for sale or aircraft sold	0.7	89.9
Impairment of aircraft likely to be sold	19.1	19.1
Loss on sale of flight equipment	18.4	18.4
Other net flight equipment marketing activity	(2.1)	(3.0)
	$57.7	$550.3

The Company further advises the Staff that the impairment charges are presented separately on the Statement of Cash Flows for the nine months ended September 30, 2010, under the captions “Aircraft impairment charges flight equipment marketing” and “Aircraft impairment charges on fleet held for use.” The Company will modify its caption “Aircraft impairment” on its statement of income to read “Impairments on flight equipment held for use” in its future filings.

The Company believes by differentiating between losses on aircraft held for sale, aircraft sold or aircraft designated for part-out and impairment charges recorded on aircraft held for use it provides investors meaningful information in analyzing the Company’s financial results.  The impairment charges recorded on aircraft sold, to be sold, or parted-out, which are recorded as a reduction in Flight equipment marketing revenue, reflect the realization of a loss on the residual value of the aircraft and the culmination of the aircraft’s financial impact on the Company.  These impairments reflect current resale market values and the user can evaluate future potential losses on potential future aircraft sales disclosed in the Liquidity discussions of the Company’s filings.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 16

The impairment charges recorded on aircraft held for use enables the user to evaluate the risk of further value decline of our aircraft portfolio held for use and impact on its current fleet of aircraft being leased. The Company relies upon the value of its aircraft held for use to meet certain financial covenants under its secured and unsecured debt agreements.  In particular, the Company’s secured debt agreements require certain loan-to-collateral value ratios to be maintained, which are impacted by impairment charges on its aircraft portfolio held for use.  In addition, some of the Company’s unsecured debt agreements require a minimum tangible net worth to be maintained, which also is impacted by impairment charges on aircraft held for use.

The Company notes the Staff’s referral to Rules 5.03.7 and 5.03.9 of Regulation S-X and respectfully advises the Staff that even though it maintains that the sales of aircraft is not its principal activity, it is an integral part of the ownership and leasing cycle of assets available for lease. The Company views the final disposition of aircraft as the culmination of this aircraft ownership cycle (through realization of the residual value of the asset). As a result, aircraft sales do represent a recurring part of the Company’s business. The Company believes it would not provide investors meaningful information to reclassify its aircraft sales in miscellaneous or other income and would not present the Company’s Statement of Income in the manner viewed by the Company’s management, which is that the sales of aircraft represent the final stage of the aircraft ownership cycle.

In addition, the Company believes a gross presentation of revenue and net book value of the aircraft at the time of sale would: (i) distort revenues from period to period, as the proceeds from the sale of a portfolio of aircraft may in any period exceed lease revenue, which is the Company’s primary source of revenues; (ii) confuse the statement of income presentation to imply that we are an aircraft trading company; and (iii) be detrimental to the Company’s business in any one period due to proprietary information related to disclosure of sales price and net book value and the fact that our counterparties are usually competitors or customers. The Company respectfully advises the Staff that it believes the net presentation more fairly presents the realization of residual value of aircraft used in the Company’s leasing activities and as its role as an agent or principal in its other marketing activities.

The Company further advises the Staff that for marketing activities that do not represent the sales of aircraft from the Company’s current leased fleet included in Flight Equipment, the Company from time to time acts as an intermediary to facilitate the sale of aircraft between third parties, contracts to purchase aircraft which it may sell and not lease, and acts as an sales agent for which the Company generally receives a commission. These activities, in comparison to the primary activity of leasing aircraft complement or arise from our leasing activities and as such are typically infrequent in occurrence by nature. The Company recorded income aggregating $0.1 million, $0.3 million, and $1.8 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to commissions received and revenue aggregating $0.0, $0.9 million and $6.1 million for transactions where the Company had agreed to purchase an aircraft, but entered into a sales transaction prior to it taking delivery.  The Company has reviewed the guidance

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 17

presented in ASC 605-45-45-1 through 18, and believes that recording revenue, net from the above described transactions is in accordance with the literature. Specifically:

•                 The Company does not take physical delivery – Although in certain instances the Company may be party to forward purchase contracts, the Company does not take delivery of an aircraft in these transactions.  As the Company negotiates and arranges a sale prior to the delivery, the Company is not party to general inventory risk as described in ASC 605-45-45-5. (If the Company were to take delivery it would be considered a normal purchase and included in our leased fleet.)

•                 No incremental service – The Company does not change the aircraft in any way, or perform service on the aircraft during the course of the transaction.  Condition requirements of the aircraft in the purchase and sale agreements are negotiated concurrently. The condition of the aircraft is unchanged as title passes between parties, as considered in ASC 605-45-45-9.

•                 No risk of loss – The transfer of ownership from the primary seller to the Company and to the third party purchaser occurs instantaneously, and therefore the Company is not subject to physical loss inventory risk, as defined in ASC 605-45-45-12.

•                 Fixed percentage fee – Typically in commission sales transactions, the Company earns a fixed, stated percentage of the sale value, indicating that the Company is an agent of the supplier as described in ASC 605-45-45-17.

Based on the above factors, the Company believes it is acting as an agent in these transactions and that amounts received are most appropriately recorded in revenue and reported net.

The Company presents the following reconciliation between the proceeds from disposal of flight equipment, as reflected in the Company’s Statement of Cash Flows for the nine months ended September 30, 2010, to the gross proceeds for the nine months ended September 30, 2010, as reflected in the Company’s response to the Staff’s prior Comment 9.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 18

For the Nine Months Ended September 30,
2010
(Dollars in thousands)
Gross proceeds from aircraft sales	$***
Gain/Loss on aircraft sales	***
Impairment charges	(534,828)
Rounding	(1)
Proceeds from disposal of flight equipment, as shown on Statement of Cash Flows	$1,313,852

Provision for Overhauls, page 53

11.    We note your response to prior comment 14. Notwithstanding our above comment regarding your accounting for overhaul rentals, please expand your critical accounting policy discussion of overhaul provisions to provide the information set forth in your response, including your determination of the “Reserve Rate”. It appears that this additional information would provide readers of your financial statements with meaningful information regarding management’s judgments and the significant estimates related to this reserve.

In response to the Staff’s comment, the Company will modify its disclosure related to the Provision for overhauls in Note B and in Critical Accounting Policies to reflect the following language.

“Overhaul rentals are included under the caption Rental of flight equipment in the Consolidated Statements of Income. We provide a charge to operations for estimated reimbursements at the time the lessee pays the overhaul rentals based on overhaul rentals received and the estimated reimbursements during the life of the lease. Management periodically evaluates the reserve for these reimbursements and the reimbursement rate, and adjusts the provision for overhauls accordingly.  Management determines the estimated future reimbursement rate based on quantitative and qualitative information including:  (i) changes in historical pay-out rates from period to period; (ii) trends in reimbursements identified during the Company’s quarterly aircraft cost review; (iii) trends in the historical pay-out percentages for expired leases; (iv) future trends in the industry, including the overhaul model; (v) future estimates of payout rates on leases scheduled to expire; (vi) changes in the Company’s

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 19

business model or aircraft portfolio strategies; and (vii) other factors affecting the future pay-out percentages.”

12.    We have read your response to prior comment 15. We note your belief that ASC 908 does not apply to the Company.  It is unclear how you reached this conclusion given the fact that your primary business is to lease aircraft and ASC 908-360-05-01 provides guidance for accounting for certain property, plant and equipment assets for entities in the airline industry.  You indicate that in limited circumstances, you may be required to perform major maintenance on the aircraft.  You disclose that in these instances, you capitalize the costs of overhaul to the extent that those costs meet the recognition criteria of an asset, and amortize those costs with the aircraft.  Please tell us what you mean by the term “amortize those costs with the aircraft.”  Please clarify whether you amortize the overhaul costs over the life of the aircraft or over the estimated period until the next planned major maintenance activity as required by ASC 908-360-35-5.

The Company advises the Staff that it views itself more as a financial services company that provides aircraft equipment to airline carriers through its leasing and sales activities. As a result, the Company does not believe that ASC 908-10-05, paragraphs 2 through 7, describe the nature of the Company’s business.  As discussed in the Company’s risk factors, the Company’s financial results are as dependent, if not more so, on the cost of financing and interest rates as they are on the general airline industry.  Because of this, the Company does not believe that ASC 908 is applicable to the Company.  Further, ASC 908 indicates that an airline has the following characteristics, none of which are applicable to the Company:

•                 Entities in the airline industry primarily provide carrier services for passengers and cargo, frequently as joint operations. Other services, such as maintenance or food service for other carriers, may also be provided. ASC 908-10-05-2.

•                 The most unusual characteristic of the airline industry is its revenue cycle. Sales may be made at numerous locations by either the carrier or third parties (travel agents or other carriers); for some carriers, third parties handle a substantial portion of the transactions. Paper tickets and electronic tickets usually are sold in advance of the transportation date, and the ticket sales date usually does not coincide with the revenue recognition date (the date that service is provided).  Tickets sold are not necessarily used, in whole or in part, on the carrier making the sale, and some tickets are refundable if not used by the customer for up to one year after the sales date. Other tickets are nonrefundable but exchangeable with payment of a fee, and other tickets are nonrefundable and non-exchangeable.  The determination of revenue earned may be complex. ASC 908-10-05-3.

•                 A major portion of an airline’s fixed assets comprises aircraft and other flight equipment. Because such assets are constantly changing locations, the responsibility for physical custody and control of aircraft is substantially different from that of non-mobile fixed assets. ASC 908-10-05-5.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 20

•                 Maintenance requirements are dictated by the highly sophisticated nature of the industry’s equipment. The timing and extent of maintenance procedures are determined by individual carriers using studies based on actual experience that demonstrate airworthiness to the Federal Aviation Administration. Maintenance may be provided in-house, which requires maintenance facilities outfitted with specifically designed equipment. ASC 908-10-05-6.

•                 Compensation of flight personnel usually represents a significant portion of an airline’s operating expenses. The amount of compensation is generally dependent on a number of variables, including, among others, flying status, type of equipment flown, hours flown, whether flights are made during the day or at night, and employee seniority. ASC 908-10-05-7.

The Company respectfully advises the Staff that (i) the Company does not provide carrier service for passengers and cargo, nor does it provide maintenance, food service, or any other support service in this vain to other carriers; (ii) the Company’s primary source of revenue is rental receipts on aircraft under operating leases, which occur on a regular scheduled basis and, as such, the Company’s revenue cycle is not subject to any of the unusual characteristics listed above; (iii) although aircraft and other flight equipment do comprise a significant portion of the Company’s fixed assets, these assets are subject to operating leases, and both physical custody and control reside with the lessee; (iv) as aircraft maintenance is the responsibility of the lessee under the terms of the operating lease agreements the Company is party to, the Company does not need, nor does it invest in maintenance facilities outfitted with specifically designed equipment; and (v) given the nature of the Company’s business as a lessor, not an operator of aircraft, compensation of flight personnel does not represent any portion of the Company’s operating expenses.  Based on this assessment, the Company does not believe it is an airline.

In response to the Staff’s comment, the Company may incur in limited circumstances, such as repossession of aircraft, major maintenance costs. When these costs are incurred, the Company amortizes these costs over the remaining useful life of the aircraft. In response to the Staff’s comment, the Company will revise its disclosure to state that the Company will “amortize those costs over the remaining expected life of the aircraft.” (New language has been underlined for emphasis.)

The Company has concluded that this amortization period is appropriate as the overhaul costs are necessary to bring the aircraft to the condition and location necessary for its intended use (available for future lease) as provided by ASC 835-20-05-1.  Furthermore, because the Company does not perform overhauls on its aircraft, except in repossession circumstances, the Company believes that it consumes the benefits of the overhaul costs over the remaining useful life of the aircraft and not the period until the next planned major maintenance activity, which is the requirement of the next lessee as required by ASC 908-360-35-5.  The Company believes this accounting analysis is an example of

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 21

when applying the guidance in ASC 908 is not appropriate given the nature of the Company’s business.

13.    To the extent necessary, please tell us how you account for planned major maintenance activities of aircraft that are off-lease.  Please disclose your accounting policy for these maintenance activities.

The Company respectfully advises the Staff that it does not plan major maintenance activities, but may, in limited circumstances, be required to perform major maintenance in conjunction with the repossession of aircraft. The Company refers the Staff to the Company’s response to the Staff’s prior Comment 15, where the Company indicated it would make the following revision to its future filings:

“In limited circumstances, i.e. when an aircraft is repossessed or when a lessee defaults on its lease obligations, the Company may be required to perform major maintenance on the aircraft.  In these instances, if the Company has not received Overhaul Rentals under the lease, the Company capitalizes the costs of the overhaul, to the extent that those costs meet the recognition criteria of an asset, and amortizes those costs over the remaining expected life of the aircraft.”

14.    We note your response to prior comment 16. Please expand your accounting policies to provide a more detailed discussion of your obligations related to contributions or top-up payments for maintenance related expenses that occurred prior to the current lessee or lease true-up receipts and payments required to be made by you or the lessee at the end of the lease term.  In this regard, the information provided in your response appears to provide the appropriate level of detail necessary for a reader to understand the nature of these payments and your related accounting.

In response to the Staff’s comment, the Company will expand its disclosures of its accounting policies in its future filings as follows:

“The Company may receive payments from its lessees at the conclusion of a lease, rather than requiring the lessee to make the required repairs to meet return conditions.  These return condition payments are generally negotiated as a concession to the lessee to facilitate an efficient return of the aircraft. This situation generally causes the aircraft to be delivered to the next lessee in a condition less than anticipated in the lease negotiations, and in connection with the negotiation surrounding the delivery of the aircraft, the return condition payments are recorded as a deferred liability on the Company’s balance sheet until the follow-on lessee commitment is known, including the amount the Company will be required to pay to the follow-on lessee to compensate for the deficient delivery conditions.  Any amounts remaining are credited to income, once the estimate of the pay-out has been determined.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
December 27, 2010
ILFC CTR 001 — Page 22

In the event the Company does not receive return condition payments from a prior lessee but agrees to reimburse a lessee for certain future maintenance costs depending on the delivered condition of an aircraft to the new lessee, the Company capitalizes and amortizes these costs as a reduction of lease revenue over the term of the lease.”

Form 10-Q for the Period Ended September 30, 2010

General

15.    Please address the comments above in your interim filings as well.

The Company notes the Staff’s comment and will include disclosures where applicable in its future interim filings.

* * * * *

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call me at (310) 788-1999 or John-Paul Motley at (213) 430-6100.

Thank you.

Respectfully submitted,

/s/ Kurt H. Schwarz

Kurt H. Schwarz
Senior Vice President and Chief Accounting Officer

cc:	Mr. Frederick S. Cromer
Mr. Alan H. Lund
Mr. John-Paul Motley, Esq., O’Melveny & Myers LLP